

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Dan J. Cohrs
Chief Financial Officer
Rentech Nitrogen Partners, L.P.
10877 Wilshire Boulevard
Suite 600
Los Angeles, CA 90024

      Re: **Rentech Nitrogen Partners, L.P.**
               Form 10-KT for Fiscal Year Ended December 31, 2011
               Filed March 15, 2012
               File No. 001-35334

Dear Mr. Cohrs:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the transition period from October 1, 2011 to December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operational Factors
Product Prepayment Contracts, page 45

1. We note your policy to purchase fixed-price forward natural gas contracts to approximate the amount of natural gas needed to manufacture products that have been sold under product prepayment contracts for later delivery, effectively fixing most of the gross margin on pre-sold product. Please tell us how successful this policy has been and its impact on your results of operations.

Comparison of the Results of Operations, page 47
Revenue

2. Please discuss why the total number of product shipments decreased during the three months ended December 31, 2011 from the previous comparable period. Include in your

discussion why ammonia shipments increased while UAN shipments decreased, especially in light of your disclosure on page 50 regarding the company's shift to upgrade ammonia into UAN.

3. In addition to the above, discuss the change in trend to upgrade ammonia into UAN and its expected impact on operations, i.e. UAN sells at a premium to ammonia per nutrient ton per your discussion of expansion projects on page 6.

Cost of Sales

4. We note that cost of sales for product shipments increased primarily due to the sale of approximately 12,000 tons of ammonia that were purchased by barge at a cost much higher than the production of such ammonia would have been, as well as due to higher natural gas costs and higher operating expenses. Please tell us and revise to explain the circumstances that resulted in ammonia being purchased versus produced. Also, quantify the portion of the increase in cost of sales attributable to the barge ammonia as well as the portion attributable to higher natural gas costs and operating expenses.

Gross Profit

5. We note that your gross profit has varied significantly between periods. Based upon your policy discussed on page 45 regarding product prepayment contracts, it appears that margins on pre-sold products may differ from other products. Please tell us and expand your discussion to explain the specific factors causing the fluctuations in margins for each comparable period presented, including specifically discussing the margins on pre-sold products and other products, their differences, their relative contribution to the overall margin, and analyzing the factors contributing to the varying margins.

Property, Plant and Equipment, page 73

6. We note per page 45 under 'Facility Reliability' that you also perform significant maintenance capital projects at your facility during a turnaround. Please tell us and disclose how you differentiate the costs incurred between turnaround costs that are expensed and capital projects that are capitalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief